March 23, 2015

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Superior Industries International, Inc. Preliminary Proxy Statement, Filed March 11, 2015 Amended Preliminary Proxy Statement, Filed March 19, 2015 File No. 001-06615

Dear Mr. Duchovny:

On behalf of Superior Industries International, Inc. (the “Company”), this correspondence is to inform the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company is filing a further amended Preliminary Proxy Statement (the “Amended Proxy Statement”) on Schedule 14A. The purpose of the Amended Proxy Statement is solely to provide additional detail regarding the background of the Company’s contested election in light of the proxy filing made by GAMCO Asset Management Inc. on Thursday, March 19, 2015.

Consistent with the discussion between the Staff and counsel for the Company on Friday, March 20, 2015 in which the Staff confirmed that it had no further comments on the Company’s Preliminary Proxy Statement, the Company respectfully requests that the Staff confirm that it has no further comments on the Company’s Amended Proxy Statement so that it may file a Definitive Proxy Statement on Schedule 14A on March 24, 2015 or as soon as practicable thereafter.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Daniel F. Duchovny

March 23, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter or in the Amended Proxy Statement, please call me at (312) 558-5723.

Respectfully submitted,

/s/ Bruce A. Toth

Bruce A. Toth

cc: Donald J. Stebbins